SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

Philip A. Davidson

Post Oak Energy Capital, LP

34 S. Wynden Drive, Suite 300

Houston, TX 77056

(713) 571-9393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 27032D304		Page 2 of 9

1	NAMES OF REPORTING PERSONS Cypress Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,017,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,017,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,017,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	This calculation is based on a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, based on the Form 10-Q filed by Earthstone on August 2, 2023.

SCHEDULE 13D
CUSIP No. 27032D304		Page 3 of 9

1	NAMES OF REPORTING PERSONS Post Oak Energy Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,167,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,167,213(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,167,213(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2)
14	TYPE OF REPORTING PERSON PN

(1)

Post Oak Energy Capital, LP (“Post Oak”) is the sole managing member of Cypress. Cypress directly holds 11,017,213 shares of Class A Common Stock. See Footnote 1 on Page 2 above. Therefore, Post Oak may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Cypress. Post Oak is also the sole managing member of Broken Oak Investments, LLC (“Broken Oak”). Broken Oak directly holds 150,000 shares of Class A Common Stock. Therefore, Post Oak may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Broken Oak.

(2)	This calculation is based on a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, based on the Form 10-Q filed by Earthstone with the SEC on August 2, 2023.

SCHEDULE 13D
CUSIP No. 27032D304		Page 4 of 9

1	NAMES OF REPORTING PERSONS Post Oak Energy Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,167,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,167,213(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,167,213(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Post Oak Energy Holdings, LLC (“POEH”) is the sole general partner of Post Oak, which is the sole managing member of Cypress. Cypress directly holds 11,017,213 shares of Class A Common Stock. See Footnote 1 on Page 2 above. Therefore, POEH may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Cypress. Post Oak is also the sole managing member of Broken Oak. Broken Oak directly holds 150,000 shares of Class A Common Stock. Therefore, POEH may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Broken Oak.

(2)	This calculation is based on a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, based on the Form 10-Q filed by Earthstone with the SEC on August 2, 2023.

SCHEDULE 13D
CUSIP No. 27032D304		Page 5 of 9

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on April 22, 2022, as amended by Amendment No. 1 filed on July 8, 2022 and Amendment No. 2 filed on October 12, 2022 (the “Prior 13D” and, together with this Amendment No. 3, the “Schedule 13D”), by Cypress Investments, LLC, a Delaware limited liability Company (“Cypress”), Post Oak Energy Capital, LP, a Delaware limited partnership (“Post Oak”), and Post Oak Energy Holdings, LLC, a Delaware limited liability company (“POEH”), and relates to the beneficial ownership of the shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone” or the “Company”). Except as otherwise specified in this Amendment No. 3, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior 13D, as amended, in their entirety. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Prior 13D, as amended.

This Amendment No. 3 is being filed on behalf of the reporting persons identified on the cover pages of this Amendment No 3.

Item 2. Identity and Background

This Amendment No. 3 amends and restates Item 2 of the Prior 13D solely with respect to the Related Persons of Post Oak and POEH. The Related Persons of Post Oak and POEH are set forth in Schedule I hereto, which is incorporated herein by reference.

Item 4. Purpose of the Transaction

This Amendment amends and supplements Item 4 of the Prior 13D to restate the subsection under “General” in Item 4 of the Prior 13D in its entirety as set forth below.

General

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes.

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closings of the SPAs and the conversion on July 6, 2022 of the 60,000 shares of Series A Preferred Stock acquired by Cypress pursuant to the PIPE SPA. The Reporting Persons intend to review their investments in Earthstone on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of Earthstone’s business, financial condition, operations and prospects; price levels of Earthstone’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of Earthstone, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Voting Agreement (as defined below), the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of Earthstone and other relevant parties or encourage, cause or seek to cause Earthstone or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of Earthstone; or other material changes to the Earthstone’s business or corporate structure, including changes in management or the composition of the board of directors.

Voting and Support Agreement

On August 21, 2023, the Company and Earthstone Energy Holdings, LLC, a Delaware limited liability company (“OpCo”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Permian Resources Corporation, a Delaware corporation (“Parent”), Smits Merger Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, Smits Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent, and Permian Resources Operating, LLC, a Delaware limited liability company (“Permian OpCo”). Pursuant to the Merger Agreement, the Company and OpCo will become wholly owned subsidiaries of Parent (the “Mergers”).

In connection with the Merger Agreement, Cypress and Broken Oak Investments, LLC, a wholly owned subsidiary of Post Oak (“Broken Oak”), entered into a Voting and Support Agreement with the Company and Parent, pursuant to which, among other things, Cypress and Broken Oak agreed not to transfer any of their shares of Class A Common Stock of the Company and to vote such shares of Common Stock in favor of the matters to be submitted to the Company’s stockholders in connection with the adoption of the Merger Agreement and approval of the transactions contemplated thereby, in each case, subject to the terms and conditions therein.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time

SCHEDULE 13D
CUSIP No. 27032D304		Page 6 of 9

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below.

The information contained on the cover pages of this Schedule 13D and in Item 3 is incorporated herein by reference. Unless otherwise noted, all percentages of Class A Common Stock outstanding contained herein are based on a total of 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, based on the Form 10-Q filed by Earthstone with the SEC on August 2, 2023.

(a) and (b)

In the aggregate, Cypress beneficially owns, as of the date hereof, 11,017,213 shares of Class A Common Stock, representing approximately 10.4% of the outstanding shares of Class A Common Stock, and Post Oak and POEH beneficially own, as of the date hereof, 11,167,213 shares of Class A Common Stock, representing approximately 10.5% of the outstanding shares of Class A Common Stock.

(i) Cypress has shared voting and dispositive power over 11,1017,213 shares of Class A Common Stock, representing approximately 10.4% of the outstanding shares of Class A Common Stock;

(ii) Post Oak, by virtue of its status as the sole managing member of Cypress and Broken Oak, has shared voting and dispositive power over 11,167,213 shares of Class A Common Stock, representing approximately 10.5% of the outstanding shares of Class A Common Stock; and

(iii) POEH, by virtue of its status as the sole general partner of Post Oak, has shared voting and dispositive power over 11,167,213 shares of Class A Common Stock, representing approximately 10.5% of the outstanding shares of Class A Common Stock.

In addition, by virtue of the agreements made pursuant to the Voting Agreement, the Reporting Persons and EnCap Investments L.P. may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. In the aggregate, such group will beneficially own 67,246,557 shares of Class A Common Stock, representing approximately 47.8% of the outstanding Class A Common Stock as of July 25, 2023 (calculated on the basis of an assumed combined total of 140,588,696 shares of Class A Common Stock outstanding, which assumed combined total (i) includes 106,331,055 shares of Class A Common Stock outstanding as of July 25, 2023, based on the Form 10-Q filed by Earthstone with the SEC on August 2, 2023, and (ii) assumes that the 33,956,524 shares of Class B Common Stock held by entities affiliated with EnCap Investments L.P., based on Amendment No. 10 to the Schedule 13D filed by such entities with the SEC on July 7, 2022, were exchanged, along with an equivalent number of membership units of EEH, for newly issued shares of Class A Common Stock on a one-for-one basis. The aggregate beneficial ownership noted above for the Reporting Persons and EnCap Investments L.P. assumes that entities affiliated with EnCap Investments L.P. collectively hold 22,122,820 shares of Class A Common Stock, based on the Form 4 and the Schedule 13D filed by such entities with the SEC on July 7, 2022, and 33,956,524 shares of Class B Common Stock, based on the Schedule 13D filed by such entities with the SEC on July 7, 2022. The Warburg Parties are no longer referenced in the foregoing, as the Reporting Persons assume that the Warburg Parties collectively hold 0 shares of Class A Common Stock, based on the Schedule 13G filed by the Warburg Parties with the SEC on August 9, 2023.

The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock or any other equity security beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates. This Schedule 13D does not reflect any Common Stock or any other equity securities beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates.

(c) Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Prior 13D to add the following information for updating as set forth below

Voting and Support Agreement

In connection with the Merger Agreement, Cypress and Broken Oak entered into the Voting and Support Agreement with the Company and Parent, pursuant to which, among other things, Cypress and Broken Oak agreed not to transfer any of their shares of Class A Common Stock of the Company and to vote such shares of Common Stock in favor of the matters to be submitted to the Company’s stockholders in connection with the adoption of the Merger Agreement and approval of the transactions contemplated thereby, in each case, subject to the terms and conditions therein. A copy of the Voting and Support Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 27032D304		Page 7 of 9

Item 7. Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Prior 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

10.1	Voting Agreement, dated as of April 14, 2022, by and among Earthstone Energy, Inc., Cypress Investments, LLC, EnCap Investments L.P. and the Warburg Parties (as defined therein) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Earthstone with the SEC on April 18, 2022).

10.2	Registration Rights Agreement, dated as of April 14, 2022, by and among Earthstone Energy, Inc., EnCap Energy Capital Fund XI, L.P. and Cypress Investments, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone with the SEC on April 18, 2022).

10.3	Securities Purchase Agreement, dated as of January 30, 2022, by and between EnCap Energy Capital Fund VII, L.P. and Cypress Investments, LLC (incorporated by reference to Exhibit 10.11 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the SEC on February 7, 2022).

10.4	Securities Purchase Agreement, dated as of January 30, 2022, by and among Earthstone Energy, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the SEC on February 2, 2022).

10.5	Voting and Support Agreement, dated as of August 21, 2023, by and among Earthstone Energy, Inc., Permian Resources Corporation, Cypress Investments, LLC, and Broken Oak Investments, LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Earthstone with the SEC on August 22, 2023).

[Signatures on following page]

SCHEDULE 13D
CUSIP No. 27032D304		Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023	Cypress Investments, LLC

	By:	/s/ Frost W. Cochran
Name: Frost W. Cochran
Title: Authorized Person

Dated: August 23, 2023	Post Oak Energy Capital, LP

	By:	/s/ Frost W. Cochran
Name: Frost W. Cochran
Title: Authorized Person

Dated: August 23, 2023	Post Oak Energy Holdings, LLC

	By:	/s/ Frost W. Cochran
Name: Frost W. Cochran
Title: Authorized Person

SCHEDULE 13D
CUSIP No. 27032D304		Page 9 of 9

SCHEDULE I

The limited partners and members (collectively, the “Related Persons”) of Post Oak and POEH, respectively, are set forth below, including each Related Person’s present principal occupation and citizenship. The principal business address of each of the Related Persons is c/o Post Oak Energy Capital, LP, 34 S. Wynden Drive, Suite 300, Houston, TX 77056

Members of POEH

Name	Present Principal Occupation in Addition to Position with POEH, and Positions with the Reporting Entities	Citizenship
Frost Cochran	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States
Clint Wetmore	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States
Philip Davidson	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States

Partners of Post Oak

Name	Present Principal Occupation in Addition to Position with Post Oak, and Positions with the Reporting Entities	Citizenship
Frost Cochran	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States
Clint Wetmore	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States
Philip Davidson	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States